CONSENT OF GOLDER ASSOCIATES (UK) LIMITED
Attenborough House, Browns Lane Business Park, Stanton-on-Wolds
Nottinghamshire, NG12 5BL, United Kingdom

July 13, 2015

CONSENT OF EXPERT

VIA EDGAR

United States Securities and Exchange Commission:

RE:	Tasman Metals Ltd. Management's Discussion and Analysis for the Nine Months Ended May 31, 2015 (the "MD&A")

To Whom It May Concern:

We have assisted with the preparation of the Amended & Restated Prefeasibility Study – NI 43-101 – Technical report for the Norra Karr Rare Earth Element Deposit dated July 10, 2015, Effective Date: January 13, 2015 (the "Study").  We refer to the following (collectively the "Information") which is referenced in the MD&A and/or documents incorporated by reference therein:

1.	The Study;
2.	The environmental and social section and the permitting review for the Study by Golder Associates (UK) Limited and contained in the Study.

We hereby consent to the use of our name and the Information, and summaries thereof, and inclusion and incorporation by reference thereof and information derived from such Information in the MD&A and/or Tasman Metals Ltd.'s Registration Statement on Form F-3 (File No. 333-190863), and any associated prospectus, filed with the United States Securities and Exchange Commission.

We confirm that we have read a draft of the MD&A and we have no reason to believe that there are any misrepresentations that are derived from the Information or that are within our knowledge as a result of the services we performed in connection with such Information.

Yours truly,

GOLDER ASSOCIATES (UK) LIMITED

/s/ Gareth Digges La Touche
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G. DIGGES LA TOUCHE
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